Exhibit 99.4

August 6, 2012

Mr. Robert Herlin

Evolution Petroleum Corp.

2500 City West Blvd. Suite 1300

Houston, Texas 77042

Re:	Evolution Petroleum Corporation
Estimated Reserves and Revenues
“As or July 1, 2012

Mr. Herlin:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to interests in certain oil and gas properties owned by Evolution Petroleum Corp. (Evolution), “As or July 1, 2012.  The properties represented in this report are located in Brazos, Burleson, Duval, Fayette, Grimes, Lee, and Webb Counties, Texas.  All net revenue projections were prepared utilizing mid-year 2012 SEC pricing, as per SEC guidelines.

Summaries of our conclusions, “As or July 1, 2012, are as follows:

	Net to Evolution Petroleum Corporation
	Proved Developed		Proved	Total	Total
SEC Pricing	Producing	Non-Producing	Undeveloped	Proved	A”obable

Reserve Estimates
Oil/Cond. Mbbl	116.6	19.8	490.7	627.0	474.9
Gas. MMcf	1,439.2	60.1	6,360.8	7,860.2	0.0
NGL. Mbbl	90.1	21.8	380.5	492.5	0.0
Gas Equivalent, MMcfe	2,679.2	309.7	11,588.0	14,577.5	2,849.1

Revenues
Oil, $ (55.9) %	10,960,879	1,858,182	46,184,895	59,003,957	45,193,590
Gas, $ (21.2) %	4,403,247	172,314	17,861,738	22,437,301	0
NGL, $ (22.9) %	4,708,579	1,222,322	18,259,711	24,190,607	0
Total, $	20,072,703	3,252,817	82,306,352	105,631,891	45,193,590

Expenditures
Ad Valorem Tax, $	771,749	122,510	3,192,421	4,086,681	1,724,587
Severance Tax, $	778,973	190,074	2,495,810	3,464,856	2,078,905
Direct Operating Expense, $	4,087,187	0	7,395,351	11,482,538	7,066,836
Variable Operating Expense, $	1,383,589	3,020	3,417,777	4,804,387	13,355,008
Transporation Expense, $	667,907	83,628	3,275,698	4,027,233	0
Total, $	7,689,405	399,232	19,777,061	27,865,695	24,225,336

Investments Including Abandonment
Total, $	289,125	275,000	20,060,100	20,624,225	16,012,650

Estimated Future Net Revenues (FNR)
Undiscounted FNR $	11,821,260	2,578,586	42,469,188	56,869,031	4,954,599
FNR Disc.@ 10%;$	8,692,663	1,320,980	26,383,572	36,397,215	2,534,590

Allocation Percentage by Classification
FNR Disc.@ 10%	23.9%	3.6%	72.5%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report — The purpose of this report Is to provide Evolution with an estimate of future reserves and revenues attributable to certain oil and gas interests owned by Evolution.

Scope of Work- W. D. Von Gonten & Co. was engaged by Evolution to estimate the reserves and revenues associated with the properties included in this report.  Once the reserves were estimated, future revenue projections were made based on a SEC constant price deck.

Reporting Reguirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of’ date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of 01/ and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved and Probable reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections — The attached reserve and revenue projections are on a calendar year basis, with the first time period beginning July 1, 2012 and ending December 31, 2012.

Property Discussion

Evolution’s operations are centered on two sets of assets, the Giddings field area located in central Texas and the Lopez field in south Texas.

Evolution’s core assets are located in the Giddings field area spanning over five counties in Texas which include Brazos, Burleson, Fayette, Grimes, and Lee. Within the Giddings field area, there are three reservoirs targeted by Evolution. These three reservoirs are the Austin Chalk, Buda, and Georgetown. Evolution is planning infill, as-well-as stepout locations mainly focusing on the Georgetown reservoir in north Grimes County. In addition to the scheduled drilling locations, Evolution has several re-entry candidates planned for existing vertical wellbores.  After cleaning out the vertical wellbore, Evolution would either extend a single lateral or two opposing laterals. Currently, Evolution is producing from twelve leases.  The net production of these leases, located in Brazos, Burleson, Fayette, and Grimes Counties, is approximately 55 barrels of oil and 810 Mcf of gas per day from the Austin Chalk, Buda, and Georgetown reservoirs.

Evolution has leased acreage in the South Lopez Unit located in the Lopez field. Lopez field is located on the border of Duval and Webb Counties, Texas. Evolution is currently producing 24 barrels of oil per day from two wellbores and plans to drill 39 wellbores and complete in the Miranda-Jackson reservoir.

Reserves Estimates

Proved Developed Producing — Reserve estimates for the producing properties were based on a combination of the extrapolation of production history and analogy to offset production. The majority of the producing properties were re-entries of vertical wellbores with Evolution adding a horizontal lateral into the Austin Chalk or Georgetown.  Our future projections of the current producing rates were based on the extrapolation of the previous historical production trends adjusting for the current measured rates.

Proved Undeveloped- Analysis was performed on the re-entries completed by Evolution in Austin Chalk wells since 2008.  It was determined that a distance of 4,000’ from the closest adjacent horizontal producer was necessary to encounter non-depleted reservoir. After it was determined that the proposed lateral met this minimum distance requirement, reserve estimates were then assigned to the location in conjunction with lateral length and historical performance of adjacent producers.

Reserve estimates were also determined for two locations and one re-entry candidate in north Grimes County, Texas.  These wells are offsets to producing wells in the Georgetown reservoir.  Analogy to offset production was used to determine the reserves.

Probable Undeveloped — The reserve estimations of the 39 wells (six were Proved locations) scheduled for Lopez field were determined by analyzing the results of the current producing well, current injector well which was put onto production before being converted to disposal and the past two infill drilling programs in the 1970’s and the 1980’s. Initial rates and incremental reserves associated with the additional wells were based on historical production rate increases and test data from the historical infill programs in Lopez field as well as the two currently producing wells.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and possible future mechanical problems with wellbores or production facilities can have a material effect on the accuracy of these reserve estimates. Substantially more data was reviewed for properties having higher overall value than marginal properties. Reserve estimates should be considered in context with the overall or total estimated value.

Product Prices

SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method renders a price of $95.67 per barrel of oil and $3.15 per MMBtu of gas.

The NGL price that was utilized in this evaluation was based on the historical price received versus the NYMEX basis oil price.  The average historical differential received for NGL volumes was extracted from Percent of Proceeds statements from a twelve month time period from May 1, 2011 through April30, 2012.

Pricing differentials were applied to all properties, on an individual property basis, in order to reflect prices actually received at the wellhead. The price received for the oil production was represented by Evolution as the NYMEX price with a deduction depending on the oil marketer. Pricing differentials typically account for transportation, geographical differentials, and any marketing bonuses or reductions.

Quality adjustments have been applied based on actual BTU factors for each well. A shrinkage factor has been applied based on production volumes versus actual sales volumes.  This shrinkage accounts for the generation of natural gas liquids, any line loss, or fuel usage before the actual sales point.

All prices have been held constant throughout the life of the properties.

Lease Operating and Capital Costs

Monthly operating expenses for each well were derived from the average of the twelve-month historical cost from May 1, 2011 — April 30, 2012, which were extracted from the profit and loss statements.

Capital costs necessary to perform workover and/or remedial operations were supplied by Evolution for all properties.

All expenses and costs were held constant for the life of the properties with no escalation.

Other Considerations

Abandonment Costs — Cost estimates regarding future plugging and abandonment procedures associated with the remaining properties were supplied by Evolution for the purposes of this report. Based on analysis performed by Evolution, net of salvage, the cost of the plug and abandoning would be $25,000 for the properties located in Giddings field while the scheduled abandonment cost is $10,000 for the properties located in Lopez field.  As we have not inspected the properties personally, a third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs- Costs were not deducted for depletion, depreciation and/or amortization (a non cash item), or federal income tax.

Data Sources — Data furnished by Evolution included basic well information, operating cost, capital cost, ownership, pricing, and production information on certain leases.

Context- We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report.  The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.  The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Evolution Petroleum Corporation with this project.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX #73244

W.D.VonGomen&Co. Petroleum Engineering TX Lie# F-1855

W.D.Von Gonten&Co.	808 Travis, Suite 1200 Houston, Texas 77002	713.224.6333 713.224.6330 www.wdvgco.com
Petroleum Engineering

Qualifications of Reserve Estimator

William D. Von Gonten, Jr, a Registered Texas Professional Engineer, and owner of W.D. Von Gonten and Co. Petroleum Engineering since 1995, is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. His qualifications include: Bachelor’s of Science degree in Petroleum Engineering from Texas A & M University 1987; member of the Society of Petroleum Engineers, member of the Society of Petroleum Evaluation Engineers; and more than 23 years of practical experience in estimating and evaluating reserve information and estimating and evaluating reserves.

The technical person primarily responsible for the preparation of the reserve report is, Jason Warren, Engineer.  He earned a Bachelor’s of Science degree in Petroleum Engineering at Texas A & M University in 2005. Jason has been employed with W.D. Von Gonten and Co. since graduation in May, 2005. He has more than six years of experience in the estimation and evaluation of oil and gas reserves. Jason is also a member of the Society of Petroleum Engineers.